ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600

May 11, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC (the “Fund”)
(File No. 811-22973)

Ladies and Gentlemen:

We are filing today via EDGAR Post-Effective Amendment No. 14 to the Registration Statement on Form N-2 pursuant to the Investment Company Act of 1940, as amended, on behalf of AMG Pantheon Fund, LLC (the “Fund”), a Delaware limited liability company.

No fees are required in connection with this filing.

Please direct any questions or comments regarding this filing to the undersigned at (617) 951-7326. Thank you for your attention in this matter.

Very truly yours,

/s/ Nathan D. Somogie
Nathan D. Somogie, Esq.

cc:	Mark Duggan, AMG Funds LLC
Gregory C. Davis, Esq.